[redacted]

AB* 3/10

08029350

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

eSpeed Brokerage, Inc. (formerly, eSpeed Government Securities, Inc.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Balas | (212) 829-4852 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

cn 3/29

AFFIRMATION

I, Thomas Balas, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to eSpeed Brokerage, Inc. (formerly, eSpeed Government Securities, Inc.) for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

TREASA CHENNIKARA
Notary Public, State of New York
No. 01CH6130322
Qualified in New York County
Commission Expires July 18, 2009

eSpeed Brokerage, Inc. (Formerly, eSpeed Government Securities, Inc.)
(S.E.C. I.D. No. 8-51986)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of eSpeed Brokerage, Inc.:

We have audited the accompanying statement of financial condition of eSpeed Brokerage, Inc. (formerly, eSpeed Government Securities, Inc.) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of eSpeed Brokerage, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2008

eSpeed Brokerage, Inc.
(Formerly, eSpeed Government Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007
(In thousands, except share data)

ASSETS

Cash	$ 13
Reverse repurchase agreements with related parties	51,618
Total cash and cash equivalents	51,631
Receivable from Parent	77,473
Receivables from related parties	258
Other	5
TOTAL	$ 129,367

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to related parties	$ 471
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; 3,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	1,000
Retained earnings	127,896
Total stockholder's equity	128,896
TOTAL	$ 129,367

See notes to statement of financial condition.

eSpeed Brokerage, Inc.
(Formerly, eSpeed Government Securities, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(In thousands)

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Change of Name — During 2007, the board of directors approved the change of name of eSpeed Government Securities, Inc. to eSpeed Brokerage, Inc.

Basis of Presentation — eSpeed Brokerage, Inc. (the "Company") is a wholly-owned subsidiary of eSpeed, Inc. (the "Parent," or together with each of its subsidiaries, the "eSpeed entities"), a publicly-traded company which is a subsidiary of Cantor Fitzgerald, L.P. ("CFLP," or together with its affiliates, "Cantor").

Description of Business — The eSpeed entities primarily engage in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently, and at a lower cost than traditional trading environments permit. The Company serves as agent for all of the eSpeed entities in their transactions of U.S. Treasury and Agency securities in the United States.

Use of Estimates — The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in the statement of financial condition.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell ("Reverse Repurchase Agreements") transacted on an overnight basis for the purposes of cash management and money market Treasury funds. Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

Income Taxes — The Company accounts for income taxes using the asset and liability method pursuant to SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and other subsidiaries of the Parent. State and local income taxes have been provided on a separate entity basis. In accordance with the terms of an informal tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's statement of financial condition.

New Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115* ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. Upon adoption of SFAS 159, an entity may elect fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset or liability or upon a re-measurement event that gives rise to new-basis accounting. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards. The adoption of SFAS 157 and SFAS 159 will not have a material effect on the Company's statement of financial condition.

2. RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company's Reverse Repurchase Agreements were transacted on an overnight basis with Cantor. Under the terms of these agreements, the securities collateralizing the Reverse Repurchase Agreements are held under a custodial arrangement with a third-party bank, and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2007, was $52,647.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") between the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability, and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under an Administrative Services Agreement dated December 15, 1999, Cantor provides various administrative services to the eSpeed entities, including accounting, tax, sales and marketing, legal and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the eSpeed entities or Cantor. In addition, at December 31, 2007, there was a receivable from Parent of $77,473, other receivables from related parties of $258, and other related party payables of $471.

The services provided under both the Joint Services Agreement and the Administrative Services Agreement are related-party transactions because Cantor owns and controls the Parent. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

3. COMMITMENTS AND CONTINGENT LIABILITIES

Risk and Uncertainties — The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions earned by Cantor. Consequently, any reductions in the amounts of such commissions earned by Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volume of the global financial markets.

Legal Matters — In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the statement of financial condition of the Company.

4. REGULATORY CAPITAL REQUIREMENTS

As a registered securities broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). The Company has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6 2/3% of aggregate indebtedness. At December 31, the Company had net capital of $51,160, which exceeds its minimum requirement by $51,129.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2008

eSpeed Brokerage, Inc.
110 East 59th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the financial statements of eSpeed Brokerage, Inc. (formerly, eSpeed Government Securities, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3, for which the Company does not have an obligation of maintaining a special account for the exclusive benefit of customers as the Company does not handle customer funds or securities. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END